EXHIBIT 23.4

CONSENT OF INDEPENDENT AUDITORS

      We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-4 and related Prospectus of Scarlet Holding Corporation for the registration of 56,895,255 shares of its common stock and to the incorporation by reference therein of our report dated January 27, 2003 (except for Note 1, as to which the date is March 10, 2003), with respect to the consolidated financial statements and schedule of aaiPharma Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.

      We also consent to the use of our report dated September 2, 2003, with respect to the consolidated balance sheet of Scarlet Holding Corporation, in the Registration Statement (Form S-4) and the related prospectus of Scarlet Holding Corporation for the registration of 56,895,255 shares of its common stock.

Raleigh, North Carolina

October 14, 2003